SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CYBERMESH INTERNATIONAL CORP.
(Name of Issuer)

COMMON STOCK -- PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

232496 208
(CUSIP Number)

Locksley Samuels
c/o Cybermesh International Inc.
245 East Liberty Street, Suite 200
Reno, NV 89501
Tel: (888) 597-8899
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232496 208

(1)	Names of reporting person
I.R.S. Identification Nos. of above persons (entities only).
Multi Media Capital Corp.

(2)	Check the appropriate box if a member of a group
	(a)	☐
	(b)	☐
Not applicable

(3)	SEC use only:

(4)	Source of funds
OO

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

	☐	Not applicable

(6)	Citizenship or place of organization
Belize, Central America

Number of		(7)	Sole Voting Power:	5,755,800
Shares
Beneficially		(8)	Shared Voting Power:	Nil
Owned by
Each		(9)	Sole Dispositive Power:	5,755,800
Reporting
Person With		(10)	Shared Dispositive Power:	Nil

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
5,755,800

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
	☐	Not applicable

(13)	Percent of Class Represented by Amount in Row (11):
48% (1)

(14)	Type of Reporting Person:
CO

Notes:

(1)	Based on 11,985,400 shares of the Issuer's common stock issued and outstanding as of the date hereof.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Multi Media Capital Corp is referred to herein as the "Reporting Person."

ITEM 1. SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of Cybermesh International Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 245 East Liberty Street, Suite 200, Reno, Nevada, 89501.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name:

Multi Media Capital Corp.

(b)	Residence or Business Address:

68, 14 Floor Yucheng Road, Sanmin District, Kaohsiung, Taiwan

(c)	Present Principal Occupation or Employment

The principal business of the Reporting Person is acquiring, holding and disposing of investments in various companies.

(d)	Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)	Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The officers and directors of the Reporting Person are citizens and residents of Taiwan, Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person loaned funds in the amount of $ 57,558 to the Issuer from its own account and has agreed to settle the indebtedness by way of a debt settlement by issuance of 5,755,800 common shares at a price of $ 0.01 per share.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired shares of the Issuer as described above in Item 3 as part of the Reporting Person's overall investment strategy. As a result, the Reporting Person is now an affiliate of the Issuer.

Subject to all relevant securities law restrictions, the Reporting person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	For the purposes of this statement, the Reporting person is reporting herein that as of the date hereof, the Reporting person was the beneficial owner of 5,755,800 (or 48%) of the Issuer's common stock.

(b)	For the purposes of this statement, the Reporting person is reporting herein that as of the date hereof, the Reporting person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 5,755,800 (or 48%) of the Issuer's common stock.

(c)	As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting person other than as follows:

The Reporting Person loaned funds in the amount of $ 57,558 to the Issuer from its own account and has agreed to settle the indebtedness by way of a debt settlement by issuance of 5,755,800 common shares at a price of $ 0.01 per share.

(d)	As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2010

Multi Media Capital Corp.

By: /s/ Chu Mei Ying
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Chu Mei Ying
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Name

Chief Executive Officer and President
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Title